Exhibit 99.1

PRESS RELEASE
For immediate distribution

BRP PRESENTS ITS FOURTH QUARTER AND FULL-YEAR 2024 RESULTS

Highlights for FY24 Q4

●	Revenues of $2,691.8 million, a decrease of $384.5 million or 12.5% compared to the same period last year, which was a record fourth quarter;
●	Net income of $188.2 million, a decrease of $176.9 million or 48.5% compared to the same period last year;
●	Normalized EBITDA [1] of $404.5 million, a decrease of $123.5 million or 23.4% compared to the same period last year;
●

Normalized diluted earnings per share [1] of $2.46, a decrease of $1.39 per share or 36.1% and diluted earnings per share of $2.46, a decrease of $2.08 per share, or 45.8%, compared to the same period last year;

●	Continued outpacing the SSV industry with Can-Am retail sales increasing by more than 20% compared to the same period last year;
●	The Company increased its quarterly dividend by 17% to $0.21.

Highlights for FY24

●	Increased revenues by 3.3% compared to last year, reaching an all-time record high of $10,367.0 million;
●	Net income of $744.5 million, a decrease of $120.9 million or 14.0% compared to last fiscal year;
●	Reached revised FY24 guidance with Normalized diluted earnings per share [1] of $11.11, a decrease of $0.94 per share or 7.8%. Diluted earnings per share of $9.47;
●	Continued to gain market share as North American Powersports retail sales increased by 8% compared to the same period last year, while the industry increased by 1%;
●	Delivered record free cash flow of over a billion dollars, allowing for strong returns to shareholders with $501.8 million deployed for share repurchases and dividend payments.

Fiscal 2025 full-year guidance

●

The Company is planning to maintain its growth in market share in the Powersports industry and to reduce its network inventory, leading to a revenue guidance in the range of $9.1 billion to $9.5 billion; and

●	Normalized diluted earnings per share [1] expected in the range of $7.25 to $8.25.

Valcourt, Quebec, March 28, 2024 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month and twelve-month periods ended January 31, 2024. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR+ and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“Fiscal 2024 was marked by market share gains in the North American Powersports industry, successful product launches and continued progress on our strategic initiatives, leading to record revenues and free cash flow. Our performance in the side-by-side category was very impressive, as we reached a market share of 30% one year ahead of plan. I sincerely thank our teams for their commitment to our success,” said José Boisjoli, President and CEO of BRP.

“Our fourth quarter results ended within our guidance despite unfavourable winter conditions affecting our snow-related business. Heading into fiscal 2025, we are focused on proactively managing network inventory to maintain our dealer value proposition. We expect to strengthen our position as the OEM[2] of choice, driven by our diversified product portfolio, as well as our strong business fundamentals. We are also excited about the launch of our new electric Can-Am motorcycles later this year which should further expand our addressable market,” concluded Mr. Boisjoli.

[1] See « Non-IFRS Measures » section of this press release.

[2] Original Equipment Manufacturer

Financial Highlights

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data and margin)	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022
Revenues	$2,691.8	$3,076.3	$10,367.0	$10,033.4	$7,647.9
Gross Profit	652.8	787.6	2,601.3	2,499.4	2,132.2
Gross Profit (%)	24.3%	25.6%	25.1%	24.9%	27.9%
Normalized EBITDA[1]	404.5	528.0	1,699.6	1,706.3	1,462.1
Net income	188.2	365.1	744.5	865.4	794.6
Normalized net income[1]	188.0	309.2	873.4	976.7	846.5
Earnings per share - diluted	2.46	4.54	9.47	10.67	9.31
Normalized earnings per share – diluted [1]	2.46	3.85	11.11	12.05	9.92
Weighted average number of shares – basic	75,475,831	78,812,364	77,166,505	79,382,008	82,973,284
Weighted average number of shares – diluted	76,667,383	80,402,213	78,523,790	80,946,102	85,259,520

FISCAL YEAR 2025 GUIDANCE

The Company has established its FY25 guidance as follows, which supersedes all prior financial guidance statements made by the Company, including the long-term financial targets which were previously issued by the Company in connection with its strategic 5-year plan referred to as Mission 2025:

Financial Metric	FY24	FY25 Guidance [4] vs FY24
Revenues
Year-Round Products	$5,339.4	Down 4% to 7%
Seasonal Products	3,410.7	Down 18% to 22%
Powersports PA&A and OEM Engines	1,184.6	Down 2% to 5%
Marine	432.3	Down 5% to Up 5%
Total company revenues	10,367.0	$9.1B to $9.5B
Normalized EBITDA [1]	1,699.6	$1,370M to $1,470M

Normalized earnings per share – diluted [1]	$11.11	$7.25 to $8.25
Net income	744.5	$550M to $630M

Other assumptions for FY25 Guidance

• Depreciation Expense Adjusted: • Net Financing Costs Adjusted: • Effective tax rate [1] • Weighted average number of shares – diluted: • Capital Expenditures:	~$440M (Compared to $382M in FY24) ~$185M (Compared to $175M in FY24) ~25.5% to 26.0% (Compared to 23.6% in FY24) ~76.2M shares (Compared to 78.5M in FY24) ~$500M (Compared to $586M in FY24)

FY25 Quarterly Outlook [4]¨

Given its focus on managing network inventory levels, the Company expects Q1 Fiscal 2025 Normalized EBITDA [1] to be down approximatively 35% versus the same three-month period last fiscal year.

[1] See “Non-IFRS Measures” section of this press release.

[3] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[4] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2025 guidance.

FOURTH QUARTER RESULTS

The Company’s three-month period ended January 31, 2024 was marked by a decrease in the volume of shipments and revenues compared to the three-month period ended January 31, 2023. The results of the fourth quarter of this fiscal year were mainly driven by a decrease in Seasonal Products deliveries, as the fourth quarter of this fiscal year compares unfavourably to a strong fourth quarter last fiscal year, where Seasonal Products shipments were completed after peak retail season due to supply chain issues last year. Revenues were also negatively impacted by higher sales incentives and unfavourable winter conditions, primarily in North America, where the short riding season reduced the demand for PA&A compared to the fourth quarter of last fiscal year. The Company’s North American quarterly retail sales were down for all product lines except SSV, resulting in an overall decrease in retail when compared to the same period last year. While the Company continues to demonstrate production efficiencies due to supply chain improvements, the reduction in volume and increase in sales programs have led to a decrease in the profit margin percentage for the three-month period ended January 31, 2024, compared to the same period last year.

Revenues

Revenues decreased by $384.5 million, or 12.5%, to $2,691.8 million for the three-month period ended January 31, 2024, compared to the $3,076.3 million for the corresponding period ended January 31, 2023. The revenue decrease was primarily due to a lower volume across most product lines, explained by late shipments of Seasonal Products for the same period last fiscal year, softening consumer demand, primarily in International markets, higher sales programs across most product lines and unfavourable winter conditions, which impacted the Snowmobile season for PA&A. The decrease was partially offset by favourable product mix in Year-Round products and favourable pricing across most product lines. The decrease includes a favourable foreign exchange rate variation of $4 million.

●

Year-Round Products [5] (51% of Q4-FY24 revenues): Revenues from Year-Round Products increased by $109.1 million, or 8.7%, to $1,363.9 million for the three-month period ended January 31, 2024, compared to $1,254.8 million for the corresponding period ended January 31, 2023. The increase was primarily attributable to a favourable product mix due to the introduction of new models and higher volume of 3WV, due to timing of shipments between the third and fourth quarter of Fiscal 2024. The increase in revenues was partially offset by higher sales programs and a lower volume of ATV and SSV sold. The increase includes an unfavourable foreign exchange rate variation of $1 million.

●

Seasonal Products [5] (35% of Q4-FY24 revenues): Revenues from Seasonal Products decreased by $366.9 million, or 27.8%, to $952.6 million for the three-month period ended January 31, 2024, compared to $1,319.5 million for the corresponding period ended January 31, 2023. The decrease was primarily attributable to a lower volume of products sold and higher sales programs, mainly on Snowmobile due to unfavourable winter conditions. The decrease in volume is mostly explained by late shipments in the three-month period ended January 31, 2023, compared to this year. The decrease was partially offset by favourable pricing across all product lines. The decrease also includes a favourable foreign exchange rate variation of $2 million.

●

Powersports PA&A and OEM Engines [5] (11% of Q4-FY24 revenues): Revenues from Powersports PA&A and OEM Engines decreased by $87.3 million, or 23.1%, to $291.0 million for the three-month period ended January 31, 2024, compared to $378.3 million for the corresponding period ended January 31, 2023. The decrease was attributable to a lower volume of PA&A sold, which was mainly attributable to lower dealer orders due to a higher level of stock remaining in dealer inventory and unfavourable winter conditions in North America, which impacted the Snowmobile riding season and the related PA&A revenues. The decrease also includes a favourable foreign exchange rate variation of $4 million.

[1] See “Non-IFRS Measures” section of this press release.

[5] The inter-segment transactions are included in the analysis.

●

Marine [5] (3% of Q4-FY24 revenues): Revenues from the Marine segment decreased by $38.4 million, or 29.9%, to $90.1 million for the three-month period ended January 31, 2024, compared to $128.5 million for the corresponding period ended January 31, 2023. The decrease was primarily attributable to a lower volume of products sold, higher sales programs, and an unfavourable product mix. The decrease in volume is mainly explained by softer consumer demand in the industry. The decrease was partially offset by favourable pricing across most product lines. The decrease includes an unfavourable foreign exchange rate variation of $1 million.

North American Retail Sales

The Company’s North American retail sales for Powersports Products decreased by 10% for the three-month period ended January 31, 2024 compared to the same period last fiscal year. This was mainly driven by lower retail sales of Snowmobile and PWC for the three-month period ended January 31, 2024 compared to the same period last fiscal year, due to late shipments that occurred after peak retail season during the three-month period ended January 31, 2023. In addition, unfavourable winter conditions impacted our Snowmobile season this fiscal year. The decrease was partially offset by increased retail sales of SSV for the three-month period ended January 31, 2024.

●

Year-Round Products: retail sales increased on a percentage basis in the low-teens range compared to the three-month period ended January 31, 2023. The Year-Round Products industry increased on a percentage basis in the mid-single digits over the same period.

●

Seasonal Products: retail sales decreased on a percentage basis in the low-twenties range, even when excluding Sea-Doo pontoon, compared to the three-month period ended January 31, 2023. The Seasonal Products industry decreased on a percentage basis in the high-teens range over the same period.

The Company’s North American retail sales for Marine Products decreased by 14% compared to the three-month period ended January 31, 2023 as a result of softening consumer demand in the boating industry.

Gross profit

Gross profit decreased by $134.8 million, or 17.1%, to $652.8 million for the three-month period ended January 31, 2024, compared to $787.6 million for the three-month period ended January 31, 2023. Gross profit margin percentage decreased by 130 basis points to 24.3% from 25.6% for the three-month period ended January 31, 2023. The decrease in gross profit and gross profit margin percentage were the result of a lower volume sold, as highlighted above, and higher sales programs. The decrease was partially offset by favourable pricing and product mix across most product lines and a decrease in material and logistics costs due to more efficiencies in the supply chain. The decrease in gross profit includes an unfavourable foreign exchange rate variation of $12 million.

Operating expenses

Operating expenses increased by $123.6 million, or 35.2%, to $474.3 million for the three-month period ended January 31, 2024, compared to $350.7 million for the three-month period ended January 31, 2023. The increase in operating expenses was mainly attributable to the impairment charge recorded during the fourth quarter of Fiscal 2024 for the Marine segment. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $6 million.

[1] See “Non-IFRS Measures” section of this press release.

[5] The inter-segment transactions are included in the analysis.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $123.5 million, or 23.4%, to $404.5 million for the three-month period ended January 31, 2024, compared to $528.0 million for the three-month period ended January 31, 2023. The decrease was primarily due to lower gross profit and higher operating expenses, even when excluding the impairment charge related to the Marine segment.

Net Income

Net income decreased by $176.9 million, or 48.5% to $188.2 million for the three-month period ended January 31, 2024, compared to $365.1 million for the three-month period ended January 31, 2023. The decrease was primarily due to a lower operating income, resulting from the impairment charge related to the Marine segment recorded during the fourth quarter of Fiscal 2024, and an increase in financing costs, partially offset by a favourable foreign exchange rate variation on the U.S. denominated long-term debt, a lower income tax expense and an increase in financing income.

TWELVE-MONTH PERIOD ENDED JANUARY 31, 2024

Revenues

Revenues increased by $333.6 million, or 3.3%, to $10,367.0 million for the twelve-month period ended January 31, 2024, compared to $10,033.4 million for the corresponding period ended January 31, 2023. The increase was primarily due to a higher volume of SSV and ATV sold, increased deliveries of Sea-Doo pontoon, favourable product mix across most product lines, as well as favourable pricing across all product lines. The increase was partially offset by higher sales programs, which are mostly due to retail incentives, and a lower volume across the remaining product lines. The increase includes a favourable foreign exchange rate variation of $187 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $6.7 million, or 0.4%, to $1,699.6 million for the twelve-month period ended January 31, 2024, compared to $1,706.3 million for the twelve-month period ended January 31, 2023. The decrease was primarily due to higher operating expenses, even when excluding the impairment charge related to the Marine segment, partially offset by higher gross profit.

Net Income

Net income decreased by $120.9 million, or 14.0%, to $744.5 million for the twelve-month period ended January 31, 2024, compared to $865.4 million for the twelve-month period ended January 31, 2023. The decrease was primarily due to a lower operating income, resulting from the impairment charge related to the Marine segment recorded during the fourth quarter of Fiscal 2024, and an increase in financing costs, partially offset by a favourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt, a lower income tax expense and an increase in financing income.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $1,658.1 million for the twelve-month period ended January 31, 2024 compared to net cash flows of $649.5 million for the twelve-month period ended January 31, 2023. The increase was mainly due to favourable changes in working capital and lower income taxes paid.

The Company invested $585.8 million of its liquidity in capital expenditures to add production capacity and modernize the Company’s software infrastructure to support future growth.

During the twelve-month period ended January 31, 2024, the Company also returned $501.8 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

[1] See “Non-IFRS Measures” section of this press release.

Dividend

On March 27, 2024, the Company’s Board of Directors declared a quarterly dividend of $0.21 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 22, 2024 to shareholders of record at the close of business on April 8, 2024.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. ET, BRP Inc. will host a conference call and webcast to discuss its FY24 fourth quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 20887), please dial 1 (800) 717 1738 (toll-free in North America). Click here for International numbers.

The Company’s fourth quarter FY24 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10.4 billion from over 130 countries and a global workforce of close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2025, including financial guidance and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to “Mission 2025”, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including proactively managing network inventory, financial position, market position, including its ability to gain additional market share, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected demand for the Company’s products and services and sustainable growth, research and product development activities, including the expectation of regular flow of new product introductions, including the introduction of the new electric Can-Am motorcycles later this year, their projected design, characteristics, capacity or performance, expected scheduled entry to market and the anticipated impact of such product introductions, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s MD&A for the fiscal year ended on January 31, 2024 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the ongoing military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the continued implementation of its ERP system; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including without limitation the following assumptions: reasonable industry growth ranging from down to slightly up; market share will remain constant or moderately increase; slowing global economic growth; limited impact from the ongoing military conflict between Russia and Ukraine; no further deterioration of the conflict in the Middle-East; main currencies in which the Company operates will remain at near current levels; easing, but still elevated, levels of inflation; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins are expected to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.	Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.
Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, this measure considers the impact of investing activities, financing activities and income taxes on the Company’s financial results.
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis.
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022

Net income	$188.2	$365.1	$744.5	$865.4	$794.6
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(97.5)	(56.6)	10.8	92.4	(13.3)
Cybersecurity incident costs [2]	—	2.2	—	25.5	—
(Gain) loss on NCIB	—	—	(4.8)	(1.8)	21.3
Past service costs [3]	—	4.3	—	4.3	—
Impairment charge [4]	116.3	—	116.3	—	—
Costs related to business combinations [5]	3.8	2.6	15.6	8.3	9.9
Border crossing crisis [6]	—	—	6.2	—	—
Evinrude outboard engine exit costs [7]	—	—	15.0	—	0.4
Gain on lease termination [8]	—	—	—	—	(8.7)
Transaction costs on long-term debt [9]	2.7	1.0	22.7	1.0	44.3
Other elements [10]	5.8	(5.1)	7.4	(3.2)	3.8
Income tax adjustment [1] [11]	(31.3)	(4.3)	(60.3)	(15.2)	(5.8)
Normalized net income [1]	188.0	309.2	873.4	976.7	846.5
Normalized income tax expense [1]	71.7	96.3	269.9	315.7	287.9
Financing costs adjusted [1]	47.2	36.5	186.4	113.9	63.4
Financing income adjusted [1]	(2.9)	(1.4)	(11.8)	(4.2)	(3.8)
Depreciation expense adjusted [1]	100.5	87.4	381.7	304.2	268.1
Normalized EBITDA [1]	$404.5	$528.0	$1,699.6	$1,706.3	$1,462.1
[1]	See “Non-IFRS Measures” section.
[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.
[3]

Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[4]	During the twelve-month period ended January 31, 2024, the Company recorded an impairment charge of $116.3 million related to its Marine segment.
[5]	Transaction costs and depreciation of intangible assets related to business combinations.
[6]

During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[7]	The Company incurred idle costs, other exit costs and impaired service parts inventory related to its Evinrude outboard engine production.
[8]

During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.

[9]

Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1 in Fiscal 2024, and prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2 in Fiscal 2022.

[10]

Other elements include insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.

[11]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(in millions of Canadian dollars, except per share data)	Three-month periods ended		Twelve-month periods ended
	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023	January 31, 2022
Depreciation expense reconciliation
Depreciation expense	$103.1	$90.0	$391.7	$310.4	$273.6
Depreciation of intangible assets related to business combinations	(2.6)	(2.6)	(10.0)	(6.2)	(4.1)
Evinrude outboard engine wind-down [2]	—	—	—	—	(1.4)
Depreciation expense adjusted	$100.5	$87.4	$381.7	$304.2	$268.1

Income tax expense reconciliation

Income tax expense	$40.4	$92.0	$209.6	$300.5	$282.1

Income tax adjustment [3]	31.3	4.3	60.3	15.2	5.8
Normalized income tax expense [1]	$71.7	$96.3	$269.9	$315.7	$287.9
Financing costs reconciliation
Financing costs	$49.9	$37.5	$209.3	$114.8	$128.9
Transaction costs on long-term debt [4]	(2.7)	(1.0)	(22.7)	(0.9)	(44.3)
Loss on NCIB	—	—	—	—	(21.3)
Other	—	—	(0.2)	—	0.1
Financing costs adjusted	$47.2	$36.5	$186.4	$113.9	$63.4
Financing income reconciliation
Financing income	$(2.9)	$(1.4)	$(16.6)	$(6.0)	$(3.8)
Gain on NCIB	—	—	4.8	1.8	—
Financing income adjusted	$(2.9)	$(1.4)	$(11.8)	$(4.2)	$(3.8)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$188.0	$309.2	$873.4	$976.7	$846.5
Non-controlling interests	0.3	0.2	(1.1)	(1.5)	(0.7)
Weighted average number of shares - basic	75,475,831	78,812,364	77,166,505	79,382,008	82,973,284
Normalized EPS - basic [1]	$2.50	$3.93	$11.30	$12.29	$10.19
Normalized EPS - diluted [1] calculation
Normalized net income [1]	$188.0	$309.2	$873.4	$976.7	$846.5
Non-controlling interests	0.3	0.2	(1.1)	(1.5)	(0.7)
Weighted average number of shares - diluted	76,667,383	80,402,213	78,523,790	80,946,102	85,259,520
Normalized EPS - diluted [1]	$2.46	$3.85	$11.11	$12.05	$9.92

[1]	See “Non-IFRS Measures” section.

[2]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

[4]

Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1 in Fiscal 2024, and prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2 in Fiscal 2022.

PRESS RELEASE
For immediate distribution

The following table presents the reconciliation of net cash flows generated from operating activities to free cash flow [1].

(in millions of Canadian dollars)	Twelve-month periods ended
	January 31, 2024	January 31, 2023
Net cash flows generated from operating activities	$1,658.1	$649.5
Additions to property, plant and equipment	(548.4)	(601.0)
Additions to intangible assets	(37.4)	(58.4)
Free cash flow [1]	$1,072.3	$(9.9)

[1] See “Non-IFRS Measures” section.

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